Exhibit 99.3

Cresco Labs

Cresco Labs Reports First Quarter 2023 Results

Company remains the #1 seller of branded cannabis products

CHICAGO – May 24, 2023 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), a vertically integrated, multi-state operator (“MSO”) and the cannabis industry’s No. 1 producer of branded products, today released its financial and operating results for the first quarter ended March 31, 2023. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s new Investor website, here.

First Quarter 2023 Financial Highlights

•	First quarter revenue of $194 million, down 3% sequentially.

•	Branded equivalized unit volume of 17.6 million, up 32% year-over-year[1].

•	Retail transactions of 1.2 million, a 4% increase year-over-over.

•	Adjusted gross profit[2] of $89 million, 46% of revenue.

•	Adjusted EBITDA[2] of $29 million, 15% of revenue.

•	First quarter net loss of $28 million.

•	Generated positive operating cash flow of $3 million inclusive of making $32 million of tax payments in the quarter.

•	Opened eight total Sunnyside stores in Florida and Pennsylvania, bringing the nationwide store count to 63.

•	Surpassed $1 billion in online retail sales solely through the Company’s ecommerce platform, Sunnyside.shop.

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Retained the No. 1 share position in Illinois, Pennsylvania and Massachusetts top markets, and a Top 5 share position in Michigan. The Company maintained wholesale leadership with the industry’s No. 1 portfolio of cannabis brands, No. 1 portfolio of branded flower and branded concentrates and the No. 4 portfolio of branded vapes and edibles[1].

[1]	According to BDSA
[2]	See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non- GAAP financial measures.

Cresco Labs

Management Commentary

“We are pleased with our first quarter results. Our team generated $194 million of sales. Our revenue performance was solid across our footprint, with some softening in Illinois that caused sequential decline in revenue as well as much of the margin pressure. Our team’s relentless prioritization of providing the highest perceived value to the consumer is paying off, evidenced by Cresco Labs maintaining industry wholesale leadership with the number one selling portfolio of branded products and an incredibly productive retail platform. Our branded products reached the shelves of 1,600 dispensaries across our 10-state wholesale footprint and our Sunnyside dispensaries rang up almost 1.2 million orders,” said Charles Bachtell, CEO of Cresco Labs.

“After attending the first ever Senate hearing on the SAFE Banking Act, I’m encouraged by the progress at the federal level to resolve the industry’s unique banking challenges. I’m also energized by continued cannabis acceptance and normalization at the state level, with Missouri and Connecticut launching adult use sales, Kentucky passing medical cannabis and Delaware plus potentially Minnesota legalizing cannabis. We are investing wisely and rationalizing and optimizing everything we do to generate profitable revenue expansion, drive healthy margins, generate more cash and strengthen our balance sheet. At Cresco Labs, we’re optimizing for the company we are today while also preparing for the industry of tomorrow.”

Balance Sheet, Liquidity and Other Financial Information

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As of March 31, 2023, current assets were $286 million, including cash, cash equivalents and restricted cash of $90 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $382 million.

•	Total shares on a fully converted basis were 449,802,880 as of March 31, 2023.

Corporate Social Responsibility

•	Cresco Labs’ SEED Community Incubator Program provided staff hours and expert guidance to an Illinois social equity dispensary license holder that is opening its first store next quarter.

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The Company’s Illinois Cannabis Education Center hosted 10 informational workshops, including an event for Illinois transporter license holders, as well as a training for Amplify Chicago’s all-women cohort who learned about compliance, retail operations, hiring and other aspects of running a retail business.

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Partnered with BIPOCANN on a webinar aimed at increasing minority employment in cannabis and the Hispanic American Construction Association on programming focused on ensuring equitable representation of the Hispanic community within cannabis construction.

[2]	According to BDSA

Cresco Labs

Capital Markets and M&A Activity

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As previously disclosed, in March 2022, Cresco Labs entered into an arrangement agreement (as amended, the “Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) pursuant to which, Cresco Labs agreed to acquire all of the issued and outstanding common shares and proportionate voting shares of Columbia Care. The Company continues to collaborate closely with Columbia Care on the required divestiture transactions to find a path forward that makes both strategic and financial sense.

•	The Company has no update on the timing for execution of agreements relating to outstanding divestiture transactions.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results on Wednesday, May 24, 2023, at 8:30 a.m. Eastern Time (7:30 a.m. Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free), 1-404-975-4839 (US Local), providing access code 448673. Archived access to the webcast will be available for one year on Cresco Labs’ Investor website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended March 31, 2023. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2023, on SEDAR on or about May 24, 2023. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2022, previously filed on SEDAR.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Cresco Labs

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”), Adjusted EBITDA and Adjusted gross profit are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non- GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multi-state cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’s™, Good News®, Remedi™, Wonder Wellness Co.® and FloraCal®, Sunnyside*®, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED™, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements

Cresco Labs

can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2022, filed on March 21, 2023, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Megan Kulick, Cresco Labs

SVP, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Cresco Labs

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations

For the Three Months Ended March 31, 2023, December 31, 2022 and March 31, 2022

	For the Three Months Ended
($ in thousands)	March 31, 2023	December 31, 2022	March 31, 2022
Revenues, net	$194,202	$199,580	$214,391
Cost of goods sold	108,322	111,876	107,018

Gross profit	85,880	87,704	107,373
Gross profit %	44.2%	43.9%	50.1%
Operating expenses:
Selling, general and administrative	71,897	80,193	76,048
Share-based compensation	6,124	4,319	6,506
Depreciation and amortization	4,273	6,016	4,552
Impairment loss	—	140,655	—

Total operating expenses	82,294	231,183	87,106

Income (loss) from operations	3,586	(143,479)	20,267

Other expense, net:
Interest expense, net	(15,548)	(15,904)	(14,363)
Other income (expense), net	959	2,521	(6,772)

Total other expense, net	(14,589)	(13,383)	(21,135)

Loss before income taxes	(11,003)	(156,862)	(868)
Income tax expense	(16,809)	(23,761)	(22,807)

Net loss[1]	$(27,812)	$(180,623)	$(23,675)

[1]	Net loss includes amounts attributable to non-controlling interests.

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Cresco Labs Inc.

Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)

For the Three Months Ended March 31, 2023, December 31, 2022 and March 31, 2022

	For the Three Months Ended
($ in thousands)	March 31, 2023	December 31, 2022	March 31, 2022
Revenues, net	$194,202	$199,580	$214,391
Cost of goods sold[1]	108,322	111,876	107,018

Gross profit	$85,880	$87,704	$107,373
Fair value mark-up for acquired inventory	—	—	5,322
Cost of goods sold adjustments for acquisition and other non-core costs	2,819	1,129	—

Adjusted gross profit (Non-GAAP)	$88,699	$88,833	$112,695

Adjusted gross profit % (Non-GAAP)	45.7%	44.5%	52.6%

[1]	Production (cultivation, manufacturing and processing) costs related to products sold during the period.

Cresco Labs

Cresco Labs Inc.

Summarized Unaudited Consolidated Statements of Financial Position

As of March 31, 2023 and December 31, 2022

($ in thousands)	March 31, 2023	December 31, 2022
Cash, cash equivalents and restricted cash	$90,452	$121,510
Other current assets	195,868	204,536
Property and equipment, net	390,583	379,722
Intangible assets, net	406,095	407,590
Goodwill	330,555	330,555
Other non-current assets	137,004	139,779

Total assets	$1,550,557	$1,583,692

Total current liabilities	272,549	280,866
Total non-current liabilities	710,633	715,143
Total shareholders’ equity	567,375	587,683

Total liabilities and shareholders’ equity	$1,550,557	$1,583,692

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Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended March 31, 2023, December 31, 2022 and March 31, 2022

	For the Three Months Ended
	March 31,	December 31,	March 31,
($ in thousands)	2023	2022	2022
Net loss[1]	$(27,812)	$(180,623)	$(23,675)
Depreciation and amortization	12,961	14,462	10,960
Interest expense, net	15,548	15,904	14,363
Income tax expense	16,809	23,761	22,807

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (Non-GAAP)	$17,506	$(126,496)	$24,455

Other (income) expense, net	(959)	(2,521)	6,772
Fair value mark-up for acquired inventory	—	—	5,322
Adjustments for acquisition and other non-core costs	5,671	12,714	6,694
Impairment loss	—	140,655	—
Share-based compensation	7,062	5,271	7,506

Adjusted EBITDA (Non-GAAP)	$29,280	$29,623	$50,749

[1]	Net loss includes amounts attributable to non-controlling interests.

Cresco Labs

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2023, December 31, 2022 and March 31, 2022

	For the Three Months Ended
	March 31,	December 31,	March 31,
($ in thousands)	2023	2022	2022
Net cash provided by (used in) operating activities	$3,270	$3,631	$(3,418)
Net cash used in investing activities	(20,668)	(12,454)	(34,219)
Net cash used in financing activities	(13,635)	(2,031)	(6,365)
Effect of foreign currency exchange rate changes on cash	(25)	44	(180)

Net change in cash and cash equivalents and restricted cash	$(31,058)	$(10,810)	$(44,182)

Cash and cash equivalents and restricted cash, beginning of period	121,510	132,320	226,102

Cash and cash equivalents and restricted cash, end of period	$90,452	$121,510	$181,920